UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

February 25, 2019

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	Selective Premium Income Fund

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed December 19, 2018 for the purpose of forming a new series, the Selective Premium Income Fund.

(1)	Comment: Please provide a completed Fee Table and Example one week prior to effectiveness.

Response: The Fee Table and Example as shown on the final page of this letter will appear in the effective prospectus.

(2)	Comment: Please revise footnote 1 to the Fee Table to make it clear that the contractual agreement is in effect through April 30, 2020 and that it can only be terminated prior to that date by the Board of Trustees.

Response: We modified the footnote as requested.

(3)	Comment: Please describe in the Principal Investment Strategies the maturity, quality and duration of fixed income securities in which the Fund intends to invest.

Response: The Fund intends to invest across a range of maturities, quality and duration. We have added disclosure to the Principal Investment Strategies sections, as shown in response to Comment 4 below.

(4)	Comment: Please include in the Principal Investment Strategies additional detail on the Fund’s use of covered call options. This may be included in the statutory section only.

Response: We have revised the Principal Investment Strategies sections to clarify that the Fund primarily invests in option transactions (including the use of covered call and covered put options), and we have added disclosure describing those transactions. The Principal Investment Strategies sections of the prospectus now read as follows:

The Fund seeks to meet its objective primarily by engaging in covered call option transactions and cash covered put option transactions on “Selective Companies.” The Fund’s adviser, Selective Wealth Management, Inc. (the “Adviser”), uses its “Selective Process” to identify companies that it believes (1) produce products or services for which there are few good substitutes, (2) have a durable competitive advantage, (3) are highly profitable (as measured by return on equity), (4) have prudent debt levels, (5) have management that skillfully reinvests earnings, and (6) are led by outstanding individuals. The Adviser considers companies meeting all six criteria to be “Selective Companies.” The Adviser primarily uses option transactions involving Selective Companies to build a portfolio for the Fund that the Adviser believes will generate cash flows, while preserving capital and minimizing volatility.

Covered call options involve the Fund buying an equity security and writing (selling) an option for another party to buy the security at a set price in return for a premium payment to the Fund. Cash covered put options involve the Fund selling an option promising to purchase an equity security at a fixed price in return for a premium payment to the Fund. The Fund intends to utilize deep in the money covered calls and cash covered puts to generate income. The Fund anticipates that the majority of calls and puts will be at least 20% in-the-money at the time of execution.

Depending on market conditions, the Fund may also invest in other income-producing assets, such as fixed income securities (including U.S. Government securities), preferred stock, convertible securities and dividend-paying common stock. The Fund may invest across a range of maturities, duration and quality, including issues with below investment grade ratings (“junk bonds”). Investment in these income-producing securities may be in addition to, or as an alternative to, engaging in the above-described option transactions.

The Fund is non-diversified and focuses its investments in a relatively small number of Selective Companies. At times, the Fund may invest a substantial portion of its assets in cash and cash equivalents, including money market funds and other short-term fixed income securities, in seeking to protect principal, or when, in the Adviser’s opinion, there are not sufficient opportunities in Selective Companies appropriate for investment.

(5)	Comment: Please remove Sector Concentration Risk if this is not part of the Principal Investment Strategies. If this is part of the Principal Investment Strategies, add disclosure and define the sector(s). In addition, please confirm that the Fund will invest no more than 25% in any one industry as indicated in the Fundamental Investment Limitations.

Response: The Fund’s strategy does not involve investing in a particular sector or sectors, but due to the fact that it expects to invest in a relatively small number of companies, the Adviser anticipates that the Fund may be concentrated in the financial services and information technology sectors. Therefore, we have added the following additional disclosure to the Sector Concentration Risk in the statutory section of the prospectus:

For example, to the extent the Fund focuses its investments in the financial services sector, it will be exposed to additional risk related to changes in government regulations that affect the scope of activities of sector companies, the prices they can charge, and the amount of capital they must maintain. To the extent the Fund focuses its investments in the information technology sector, it may be subject to the following risks: rapidly changing technologies; short life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel.

The Fund will invest no more than 25% in any one industry as indicated in the Fundamental Investment Limitations.

(6)	Comment: Please remove Government Securities Risk if this is not part of the Principal Investment Strategies. If this is part of the Principal Investment Strategies, add disclosure.

Response: We have added U.S. Government securities to the Principal Investment Strategies sections, as shown in response to Comment 4 above.

(7)	Comment: Please explain how Liquidity Risk is relevant to the Fund.

Response: We have removed Liquidity Risk from the Principal Risks sections of the prospectus.

(8)	Comment: Provide the legal basis for involuntarily redeeming a shareholder who is no longer an Eligible Investor.

Response: A shareholder is subject to the terms of the security described in the prospectus, which in this case includes disclosure that a shareholder is subject to involuntary redemption of shares if the shareholder ceases to be an Eligible Investor. Another example would be if a fund discloses in its prospectus that a shareholder is subject to involuntary redemption of shares if the shareholder’s account falls below a certain number or value of shares, as provided in Item 11(c)(5) of Form N-1A.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Mr. Donald S. Mendelsohn, Esq., Thompson Hine LLP

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.75%
Administrative Services Fees	0.20%
Other Expenses[1]	0.89%
Acquired Fund Fees and Expenses[1]	0.01%
Total Annual Fund Operating Expenses	1.85%
Fee Waiver/Expense Reimbursement[2]	(0.25)%
Total Annual Fund Operating Expenses	1.60%
(After Fee Waiver/Expense Reimbursement)

[1]	Other Expenses and Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the current fiscal year. AFFE are fees and expenses incurred by the Fund in connection with its investments in other investment companies.
[2]	The Fund’s adviser has contractually agreed to waive its management fee and/or reimburse expenses so that total annual operating expenses (excluding portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable pursuant to a plan adopted by the Board of Trustees; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Trust officers and Trustees and contractual indemnification of Fund service providers); and other expenses that the Trustees agree have not been incurred in the ordinary course of the Fund’s business) do not exceed 1.39% of the Fund’s average daily net assets through April 30, 2020. This expense cap may not be terminated prior to this date except by the Board of Trustees. Each waiver/expense payment by the adviser is subject to recoupment by the adviser from the Fund in the three years following the date the particular waiver/expense payment occurred, but only if such recoupment can be achieved without exceeding the annual expense limitation in effect at the time of the waiver/expense payment and any expense limitation in effect at the time of the recoupment.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. It assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. It assumes a 5% return on your investment each year and that the Fund’s operating expenses remain the same. Only the first year in each period in the Example takes into account the expense reimbursement described above. Your actual costs may be higher or lower.

1 year	3 years
$163	$557